Exhibit 99.15
CERTIFICATE OF QUALIFIED PERSON
I, Maryse Belanger, P.Geo., as an author of this report entitled “Cerro Negro Gold project, Santa Cruz Province, Argentina, NI 43-101 Technical Report’’ dated March 26, 2011 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:
1.	I am Director Technical Services at Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Columbia, Canada, V6C 2X8.

2.	This certificate applies to the technical report ““Cerro Negro Gold project, Santa Cruz Province, Argentina, NI 43-101 Technical Report’’ dated March 26, 2011 (the “Technical Report”).

3.
I graduated with a Bachelor of Science degree (BSc) in Earth Sciences from the Université du Québec à Chicoutimi in 1985. I studied Geostatistics at the Centre de Géostatistique in Fontainbleau, France in 1986.

4.	I have worked as a geologist for a total of 25 years. I am a member in good standing of the Association of Professional Geoscientists of Ontario (APGO) with Registration No. 0125.

5.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

6.	I visited the Cerro Negro Gold property, subject of the report between Nov 17-19, 2010 and February 10, 2011.

7.	I am responsible for all of the sections of the Technical Report except for Section 16.

8.	I am not an independent qualified person as described in section 1.4 of NI 43-101, as I am an employee of the Issuer.

9.	I have no prior involvement with the property.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of March, 2011

(“Maryse Belanger”) Maryse Belanger, P.Geo.
Director Technical Services
Goldcorp Inc.